UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FORUM ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35504 (Commission File Number)	61-1488595 (I.R.S. Employer Identification No.)
10344 Sam Houston Park Drive, Suite 300 Houston, Texas 77064 (Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

Forum Energy Technologies, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, is a global oilfield products company, serving the drilling, subsea, completion, production and infrastructure sectors of the oil and natural gas industry. We design, manufacture and distribute products, and engage in aftermarket services, parts supply and related services that complement our product offering. Our product offering includes a mix of frequently replaced consumable products and highly engineered capital products that are predominantly used in the exploration, development, production and transportation of oil and natural gas.

The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). To that end, and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Company is required to determine whether its products contain tantalum, tin, tungsten, or gold (collectively, “3TG” or “Conflict Minerals”) that are sourced from the Covered Countries and used to finance armed groups in the region.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report.

Our Due Diligence Process

The Company has developed a due diligence process in order to maintain the integrity and consistency of its Conflict Minerals reporting requirements. This due diligence process includes the following steps and procedures:

•
Segment Applicability – The Company’s segments review their materials, parts, products and/or product families on an annual basis to determine whether 3TG is present in any such items and necessary to their functionality. Each segment then develops a supplier list reflecting the materials, parts, products and/or product families that contain or may contain 3TG.

•
Supplier Engagement Procedures – The Company engages with the identified suppliers by requesting that they complete the EICC GeSI Conflict Minerals Reporting Template (“GeSI Template”). The Company requests that each such supplier return a completed copy of the GeSI Template, or the equivalent, stating their current Conflict Minerals status.

•
Supplier Response Review and Analysis – The Company gathers the supplier responses and reviews them to determine whether a supplier sources 3TG from Covered Countries. Further investigation occurs if it is discovered that a supplier does source or is believed to source 3TG from Covered Countries.

•
Risk Mitigation and Corrective Action – Following each year’s analysis of the responses received, we review the Company’s Conflict Minerals Policy to determine if there are any additional steps that could be taken to further improve our Conflict Minerals reporting efforts.

2018 Assessment Period

The Company conducted a good faith reasonable country of origin inquiry for each of its segments to determine whether any parts or materials obtained through our supply chain contained Conflict Minerals that originated from the Covered Countries. Pursuant to the Company’s Conflict Minerals Policy, each of our three segments reviewed its materials, parts, and products or product families to determine whether 3TG was present and necessary to their functionality.

Following the Company’s Conflict Minerals Policy and Manual, we developed a conflict mineral supplier list for our complete supply chain in order to identify suppliers that may include 3TG in their supplied goods. The Company then requested that each supplier identified as supplying products or materials containing or possibly containing 3TG complete the GeSI Template in order to determine the country of origin of any 3TG products or materials.

The Company encouraged supplier accountability to provide the requested information and distributed reminder communications to those suppliers who did not respond. Approximately 38% of the suppliers identified for the 2018 assessment period responded to the Company’s requests for information. Pursuant to the Company’s Conflict Minerals Policy, we will review the responses we received to determine if products or materials supplied were DRC Conflict free, not DRC Conflict Free, or DRC Conflict Undeterminable.

A copy of the Company’s Conflict Minerals Policy and this Form SD can be found on our website at http://www.f-e-t.com.

Risk Mitigation for Future Due Diligence

The Company continues to review its due diligence process to enhance supplier engagement and due diligence responses. We will continue to develop our action plans to increase the number of supplier responses and the accuracy of the information provided. The Company will further its efforts to build a collaborative relationship with suppliers and provide educational materials as needed to better inform and ensure that suppliers are compliant with the Dodd-Frank Act and the Company’s Conflict Minerals Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2019            FORUM ENERGY TECHNOLOGIES, INC.

By:    /s/ John C. Ivascu________________
Name:    John C. Ivascu
Title:    Senior Vice President, General Counsel
and Secretary